Skycorp Solar Group Ltd

November 22, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Mara Ransom
Blaise Rhodes
Suying Li

Re:	Skycorp Solar Group Ltd
Registration Statement on Form F-1
Filed November 5, 2024
File No. 333-282996

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated November 18, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on November 5, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the amendment to the Registration Statement on Form F-1 (“F-1/A”) to be filed with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1/A.

For the Staff’s convenience, each Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A.

Registration Statement on Form F-1 filed November 5, 2024

Enforceability of Civil Liabilities, page 49

1.	We note the deletion of the section here discussing Singapore as well as your disclosure on page F-27 under footnote 26 discussing how on September 20, 2024, the company transferred all its shares in Greenhash Pte. Ltd., a Singapore subsidiary and 100% owned subsidiary of the company, to Skycorp Holding Co., Ltd. a company wholly owned by Weiqi Huang, your CEO. However, your disclosure elsewhere (e.g., on page iii) continues to state that “[t]he functional currency of subsidiaries located in Hong Kong and Singapore are the Hong Kong dollars (“HK$”) and Singapore dollars (“S$”), respectively.” Please reconcile and revise your disclosure as applicable to accurately reflect that status of any Singapore subsidiaries, including your corporate structure diagram as appropriate.

Response: In response to the Staff’s comment, we respectfully submit that we transferred all of our shares in Greenhash Pte. Ltd. to Skycorp Holding Co., Ltd. on September 20, 2024; thus Greenhash Pte. Ltd. was included as one of our subsidiaries in the consolidated financial statements as of and for the six months ended March 31, 2024. In other parts of the F-1/A, Greenhash Pte. Ltd. was removed as a subsidiary to reflect the latest information. In order to reconcile the inconsistency, we disclosed the status of Greenhash Pte. Ltd. under “Organization and Principal Activities” and “Income Taxes” on pages F-6 and F-23 of the F-1/A, respectively.

 Related Party Transactions, page 115

2.	We note your revisions to reflect a total of $2,147,857 due from related parties, including an increase to $2,028,608 due from your CEO, Weiqi Huang, as of March 31, 2024. Please revise your disclosure throughout your registration statement as appropriate to reflect these revised amounts. In this regard, we note your risk factor beginning “[w]e have engaged in the past in related party transactions, which may result...” on page 35 that appears to continue to reflect previously disclosed amounts. Also, update this information as of the fiscal year ended September 30, 2024, consistent with Item 7.B. of Form 20-F.

Response: In response to the Staff’s comment, we respectfully submit that we have updated the information for the fiscal year ended September 30, 2024 under the “Related Party Transactions” section on page 115 and revised the risk factor on page 35 of the F1/A accordingly.

Consolidated Financial Statements, page F-1

3.	We read your response to prior comments 2 and 3. It appears you have revised your condensed consolidated balance sheet as of March 31, 2024, condensed consolidated statement of equity for the six months ended March 31, 2024, condensed consolidated statements of operations for the six months ended March 31, 2024 and 2023, and consolidated statements of operations for the fiscal years ended September 30, 2023 and 2022 due to the correction of an error. Please revise your disclosure to address the following:

●	Please revise to clearly label the related condensed consolidated interim financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

●	Please further revise your disclosure in Note 26 on page F-56 to disclose the effect of the correction of the error related to your basic and diluted earning per common share.

Response: In response to the Staff’s comment, we revised our disclosure as follows:

●	We revised to label our condensed consolidated balance sheet as of March 31, 2024, condensed consolidated statements of operations for the six months ended March 31, 2024 and 2023 as restated. We also provided restatement disclosure in Note 27 on page F-28 for the six months ended March 31, 2024 and 2023.

●	We further revised our disclosure in Note 26 on page F-56 to disclose the effect of the correction of the error related to our basic and diluted earning per common share.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Weiqi Huang
Weiqi Huang, Chief Executive Officer